Exhibit 12
CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months Ended September 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
	(Dollars in millions)
Income before income taxes and cumulative effect of change in accounting principle	$486	1,020	1,316	1,110	224	1,250
Less: income from equity investee	(20)	(27)	(25)	(22)	(24)	(15)
Add: estimated fixed charges	1,174	1,529	1,516	1,502	1,486	1,504
Add: estimated amortization of capitalized interest	17	21	19	17	16	15
Add: distributed income of equity investee	19	26	19	22	14	12
Less: interest capitalized	(61)	(54)	(52)	(47)	(41)	(43)
Total earnings available for fixed charges	$1,615	2,515	2,793	2,582	1,675	2,723
Estimate of interest factor on rentals	$113	157	152	144	147	142
Interest expense, including amortization of premiums, discounts and debt issuance costs	1,000	1,318	1,312	1,311	1,298	1,319
Interest capitalized	61	54	52	47	41	43
Total fixed charges	$1,174	1,529	1,516	1,502	1,486	1,504
Ratio of earnings to fixed charges	1.38	1.64	1.84	1.72	1.13	1.81